Exhibit 99.1

NORTHCORE PROVIDES CORPORATE UPDATE

TORONTO, Jan. 26 /CNW/ - Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF), a global provider of asset management technology solutions, is pleased to provide a corporate update on a number of initiatives.

Northcore, through its joint venture with GE Capital, has completed the initial commercial deployment of its new flagship Asset Remarketing application. The first reference account is a major manufacturer of material handling equipment. This industry-leading innovation represents the culmination of significant application development and testing cycles and will have broad appeal to middle and large tier manufacturing firms.

In addition, a renewal of the agreement to provide Asset Management tools to Kraft Foods Global has been executed. This continues the eight year relationship between the parties.

Also of note, Northcore has started significant systems development within its patent portfolio on the Dutch Auction Group Purchase Platform that was announced previously. The product will be unique by integrating gaming elements into the highly successful Group Purchase arena. It is being constructed on the Northcore application framework under an aggressive timetable.

"We are encouraged with the reception that our new Asset Remarketing product has received and look forward to sharing the platform and its benefits with new partners. We believe it will be a compelling component of our sales strategy. The contract renewal with Kraft underscores the strength of our existing partnerships and the appeal of our toolset. Additionally, we are excited to be in the execution phase for the Dutch Auction Group Purchase Platform and feel that the combination of our technology and a strong delivery partner will position Northcore for sustainable transaction-based revenues to complement our current business model. We are optimistic about the 2011 prospects for the Company and management is committed to delivering the results expected by shareholders and partners," said Duncan Copeland, CEO of Northcore Technologies.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About Northcore Technologies Inc.

Northcore Technologies provides a Working Capital Engine™ that helps organizations source, manage, appraise and sell their capital equipment. Northcore offers its software solutions and support services to a growing number of customers in a variety of sectors including financial services, manufacturing, oil and gas and government.

Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE. Together, the companies work with leading organizations around the world to help them liberate more capital value from their assets.

Additional information about Northcore can be obtained at www.northcore.com.

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause Northcore's results to differ materially from expectations. These risks include the Company's ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

%CIK: 0001079171

For further information:

Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
E-mail: InvestorRelations@northcore.com

CO: Northcore Technologies Inc.

CNW 17:45e 26-JAN-11